SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October, 2004

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F ☑    Form 40-F ☐

[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐    No ☑

SIGNATURES
CONSOLIDATED FINANCIAL RESULTS
THE MAKITA GROUP
MANAGEMENT POLICIES
OPERATING RESULTS AND FINANCIAL POSITION
CONDENSED CONSOLIDATED BALANCE SHEETS
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
SIGNIFICANT ACCOUNTING POLICIES
OPERATING SEGMENT INFORMATION
MARKETABLE SECURITIES AND INVESTMENT SECURITIES
DERIVATIVES TRANSACTIONS
ESTIMATED RETIREMENT AND TERMINATION ALLOWANCES
NET SALES BY PRODUCT CATEGORIES
OVERSEAS SALES BY PRODUCT CATEGORIES
EARNINGS PER SHARE
SUPPORT DOCUMENTATION (CONSOLIDATION)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION

(Registrant)

By:	/s/ Masahiko Goto

(Signature) Masahiko Goto President

Date: October 28, 2004

Makita Corporation

Consolidated Financial Results
for the six months
ended September 30, 2004
(U.S. GAAP Financial Information)

(English translation of “KESSAN TANSHIN”
originally issued in Japanese language)

CONSOLIDATED FINANCIAL RESULTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2004

October 28, 2004

Makita Corporation
Stock code: 6586
URL: http://www.makita.co.jp/
Masahiko Goto, President
Date of Board Meeting: October 28, 2004
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States.)

1. Results of the six months ended September 30, 2004 (From April 1, 2004 to September 30, 2004)

(1) CONSOLIDATED FINANCIAL RESULTS

	Yen (million)
	For the six months ended		For the six months ended		For the year ended March
	September 30, 2003		September 30, 2004		31, 2004
		%		%		%
Net sales	91,757	4.7	97,430	6.2	184,117	4.8
Operating income	9,247	47.5	19,464	110.5	14,696	17.9
Income before income taxes	9,894	123.7	20,238	104.5	16,170	74.0
Net income	4,981	58.8	12,953	160.0	7,691	14.4

	Yen

Net income per share:
Basic	34.25		90.03		53.16
Diluted	33.32		86.97		51.92

Notes:	1.	Equity in net earnings of affiliated companies (including non-consolidated subsidiaries): Not applicable
	2.	Average number of shares outstanding:

Six months ended September 30, 2004:	143,874,488
Six months ended September 30, 2003:	145,451,532
Year ended March 31, 2004:	144,682,696

3.	Change in accounting policies: Not applicable
4.	The table above shows the change in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income against the corresponding period of the previous year.

(2) CONSOLIDATED FINANCIAL POSITION

	Yen (million)
	As of	As of	As of
	September 30, 2003	September 30, 2004	March 31, 2004
Total assets	277,647	291,842	278,116
Shareholders’ equity	185,134	211,721	193,348
Shareholders’ equity ratio to total assets (%)	66.7%	72.5%	69.5%

	Yen

Shareholders’ equity per share	1,286.27	1,471.81	1,343.69

Note: Number of shares outstanding:
As of September 30, 2003:	143,850,904
As of September 30, 2003:	143,930,908
As of March 31, 2004:	143,893,191

English Translation of “KESSAN TANSHIN” originally issued in Japanese language	1

(3) CONSOLIDATED CASH FLOWS

	Yen (million)
	For the six months	For the six months
	ended September 30,	ended September 30,	For the year ended
	2003	2004	March 31, 2004
Net cash provided by operating activities	11,696	9,090	28,941
Net cash used in investing activities	(4,994)	(6,437)	(17,262)
Net cash used in financing activities	(4,938)	(2,211)	(6,596)
Cash and cash equivalents, end of period.	21,496	25,528	24,576

(4)	SCOPE OF CONSOLIDATION AND EQUITY METHOD

Consolidated subsidiaries: 42 subsidiaries

Non-consolidated subsidiaries accounted for under the equity method: Not applicable Affiliated companies accounted for under the equity method: Not applicable

(5)	CHANGE IN SCOPE OF CONSOLIDATION AND EQUITY METHOD

Consolidation (Newly included): Not applicable Equity method: Not applicable

2. Consolidated forecast for the year ending March 31, 2005 (From April 1, 2004 to March 31, 2005)

Yen (million)
For the year ending March 31, 2005
Net sales	191,000
Income before income taxes	29,500
Net income	18,600

Yen

Net income per share	129.30

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

English Translation of “KESSAN TANSHIN” originally issued in Japanese language	2

THE MAKITA GROUP

     The Makita Group is comprised of 44 companies (Makita Corporation, 42 consolidated subsidiaries and 1 non-consolidated subsidiary, accounted for by the cost method.) The Makita Group mainly manufactures and sells electric power tools.

     The Makita Group is outlined as follows:

English Translation of “KESSAN TANSHIN” originally issued in Japanese language	3

MANAGEMENT POLICIES

1.	Basic Policies

Makita has set itself the goal of consolidating a strong position in the global power tool industry as a global supplier of a comprehensive range of power tools that assist people in creating homes and living environments. To do this, the Company is emphasizing such strategic management concepts as giving top priority to “Managing to take good care of our customers,” “Proactive, sound management and symbiosis with society,” and “Emphasis on a trustworthy and reliable corporate culture as well as management to draw out the capabilities of each employee.” The Company aims to generate solid profitability so that it can promote its sustained corporate development and meet the needs of its shareholders, customers, and employees as well as regional societies.

2.	Basic Policy Regarding Profit Distribution

Makita’s basic policy on the distribution of profits is to maintain a dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. In addition, Makita aims to implement a flexible capital policy, augment the efficiency of its capital employment, and thereby boost shareholder profit, Makita continues to consider repurchases of its outstanding shares in light of trends in stock prices. The Company intends to retire treasury stock when necessary based on consideration of the balance of treasury stock and its capital policy.

Makita intends to maintain a financial position strong enough to withstand the challenges associated with changes in its operating environment and other changes and allocate funds for strategic investments aimed at expanding its global operations.

3.	Medium-to-Long-Term Management Strategy

Makita furthers its basic strategy of concentrating corporate assets in Makita’s core business, which is principally power tools for professional use, by working to increase its sales and profitability in this business based on the solid foundation of Makita strong “high quality” brand and extensive domestic and overseas marketing and service networks.

In the future, the Company intends to further strengthen its subsidiaries and affiliates in each overseas market to maintain and expand its high quality brand and marketing systems and thus increase professional users’ satisfaction. These strategies are designed to make Makita what it refers to as a “Strong Company,” a company that can earn and maintain worldwide market leadership in markets for professional-use power tools. Makita is striving diligently to be such a “Strong Company” and achieve improved performance.

4.	Basic Policies Regarding Corporate Governance and Implementation of Related Measures

Basic Policies Regarding Corporate Governance

Makita believes that bolstering its supervision of management is a crucial means of enhancing management transparency. It has strengthened the functions of the Board of Directors and the Board of Auditors and is working to enhance its corporate governance system further. In view of the need to ensure that corporate governance systems function effectively, the Company is endeavoring to proactively and promptly disclose information in a manner that promotes proper and transparent operations. The Company is also working to use the Internet to disclose financial information and otherwise undertake a broad range of information disclosure initiatives.

Implementation of Related Measures

(1)	Current Management Administration Systems for Management Decision Making, Policy Execution, Supervision, and Other Aspects of Corporate Governance

•	Makita employs a board-of-auditors system. The Company’s Board of Auditors comprises four members, of which two are outside auditors. The two full-time auditors facilitate capabilities for continuous monitoring of the directors’ performance of their duties. By presenting reports whenever necessary on auditing and corporate matters to the Company’s independent auditor, who is responsible for conducting audits, we work to share information with independent auditors. In

English Translation of “KESSAN TANSHIN” originally issued in Japanese language	4

addition, the Board of Auditors has established policies and procedures related to preliminary approval for auditing and non-auditing operations to strengthen the oversight functions of the Company’s auditing firm.

•	The Board of Directors makes decisions on the Company’s basic policies and statutory issues as well as other important management issues.

•	An Internal Audit Department is established as a means of strengthening a system for performing internal audits whenever necessary.

•	The Company had formed a Disclosure Committee comprising representatives from each of its principal departments with the objective of substantially increasing the accuracy and reliability of information disclosed through the clarification of procedures and other matters related to disclosure.

•	The Company issues its Business Ethics Guidelines to provide guidance for actions of management and staff, clarify activities that are ethical, forbid conflicts of interest, ensure compliance with relevant laws and regulations, and provide guidelines for disclosure.

•	Makita’s consolidated financial statements and non-consolidated financial statements are subject to audit by independent auditors. The Company employs AZSA & Co. (a member firm of KPMG International, a Swiss cooperative that provides no professional services to clients) to serve as its independent public accountants. There are no noteworthy interest as defined by provisions of the Certified Public Accountant Law in Japan with respect to the relationships among the Company, AZSA & Co., and engagement partners.

•	The Company’s legal advisor performs a management control function with regard to legal issues by confirming the Company’s legal compliance whenever the Company requires legal opinions and judgments.

(2)	Overview of the Company’s Human and Capital Relationships with Outside Directors and Outside Auditors as well as Transactional Relationships and Other Relationships of Material Interest

Makita does not currently have outside directors. The Company is not involved with personal, financial, technical, or other types of transactions that might create a conflict of interest with the companies for which outside auditors and their close relatives serve as directors. In addition, the outside auditors have neither been employees nor directors of the Company.

(3)	Progress in Implementation of Measures Aimed at Strengthening the Company’s Corporate Governance during the Past Year

As its shares are listed on NASDAQ, in accordance with U.S. Public Company Accounting Reform and Investor Protection Act (Sarbanes-Oxley Act), the Company is taking the following active initiatives to improve its corporate governance.

•	As a means of ensuring thorough conformance with rigorous corporate ethics and compliance standards, the Company established an internal reporting system in April 2004. A liaison office (help line) was established and a system for gathering opinions and information from within the Company was adopted.

•	To provide better disclosure, the Company started reporting consolidated segment and other information on a quarterly basis (using US GAAP) beginning with the first quarter of the fiscal year ending March 31, 2005.

English Translation of “KESSAN TANSHIN” originally issued in Japanese language	5

OPERATING RESULTS AND FINANCIAL POSITION

1. Results of Operations

(1)	Operations and Results during the Year Under Review

Regarding economic trends overseas during the interim period under review, U.S. economic conditions remained robust on the whole despite the weakening of some economic indicators as a result of a sharp rise in crude oil prices and other factors. In Europe, the U.K. economy continued to be strong, with France and Germany showing signs of economic recoveries, bolstered by active external demand. Asian economies remained strong despite being affected by curtailed investment policies in China.

The Japanese economy encountered higher materials prices and other worrisome factors. Even so, the economy enjoyed a modest recovery, as indicated by solid increases in exports and capital investment as well as improved personal consumption.

Under these conditions, Makita worked to increase its profitability by making further progress in shifting its production to China, as well as by strengthening its sales capabilities in Russia, Eastern Europe and the Middle East in line with its sound and proactive global business strategy.

In the United States, the professional-use market was characterized by further escalation in competition, including mergers among major power tool makers and the aggressive marketing of professional-use power tools by home centers. Amid this situation, the Company focused on strengthening its marketing capabilities while taking steps to enhance its profit structure by making full use of its plants in China, reducing personnel, and implementing other measures.

Also, the Company decided to withdraw from golf course operations, and on September 8, 2004, petitioned the Nagoya District Court for the commencement of civil rehabilitation proceedings for its wholly owned subsidiary Joyama Kaihatsu, Ltd. Currently, a draft plan for rehabilitation is being drawn up to, among other things, choose an assignee for the golf course business, with a meeting of creditors scheduled for spring 2005.

Regarding consolidated results for the interim period under review, net sales totaled 97,430 million yen, up 6.2% from the previous interim period. Sales in Japan declined 1.1%, to 19,028 million yen, as weak sales of existing products more than offset strong sales of impact drivers and new products. Overseas sales rose 8.1% to 78,402 million yen, reflecting mainly strong sales in Europe and Asia. As a result, overseas sales accounted for 80.5% of net sales for the period.

Looking at overseas sales by individual region, sales in Europe were up 13.5%, to 36,415 million yen, while sales in North America fell 10.8%, to 19,697 million yen. Sales in Asia rose 27.4%, to 9,320 million yen, and sales in other regions increased 17.6%, to 12,970 million yen.

Regarding earnings, the cost to sales ratio improved significantly because of expanded production in Japan and at plants in China. The Company also recorded a gain of approximately 4.4 billion yen on the transfer to the government of the substitutional portion of the employees’ pension fund managed by the Company. As a result, income before income taxes doubled from the previous interim period, to 20,238 million yen, while net income jumped 160%, to 12,953 million yen.

In connection with the commencement of civil rehabilitation proceedings for the golf course subsidiary, the Company recorded a non-consolidated loss of approximately 6.9 billion yen on the liquidation of an affiliated company. However, as the Company had already carried out impairment loss accounting for the assets in the previous year, consolidated earnings for the period under review were unaffected.

(2)	Outlook for the Year Ending March 31, 2005

Despite expectations for a global trend of modest economic recovery, sharply higher crude oil prices and other factors make the corporate operating environment uncertain.

In light of this outlook, Makita will continue working to improve its performance by expanding its share of the professional-use tool market, and it will seek to accomplish this by bolstering its marketing and service networks and developing high-value-added products. The outlook for the year ending March 31, 2005 is as follows:

•	Competition is expected to intensify in the U.S. and other world markets for power tools.

English Translation of “KESSAN TANSHIN” originally issued in Japanese language	6

•	Competitive strength is anticipated to continue to be at a high level in the West European market, while the East European and Russian markets will expand market.

Based on these and other factors, Makita has prepared the following performance forecast.

Forecast for the Year Ending March 31, 2005

Yen (million)
For the year ending March 31, 2005
Consolidated Basis:
Net sales	191,000
Operating income	29,200
Income before income taxes	29,500
Net income	18,600

Non-consolidated Basis:
Net sales	92,000
Operating income	10,300
Ordinary profit	15,000
Net income	6,900

Assumptions

1.	The above forecast is based on the assumption of exchange rates of 105 yen to US$1 and 130 yen to 1 Euro for the second half of the year.

2.	The above forecast is based on the assumption of exchange rates of 107 yen to US$1 and 131 yen to 1 Euro for the year ending March 31, 2005.

Our forecasts for dividends are as follows:

	For the year ended	For the year ending
	March 31, 2004	March 31, 2005
	(Results)	(Forecast)
Cash dividend per share for the interim period	9 yen	11 yen (Note 1) (With a special dividend of 2 yen)
Cash dividend per share for the second half	13 yen (With a special dividend of 4 yen)	(Note 2)
Total cash dividend per share for the year	22 yen (With a special dividend of 4 yen)	(Note 2)

Notes

1.	Commencement of payment of interim dividend: November 25, 2004

2.	The Board of Directors plans to meet in April 2005 for a report on earnings for the year ending March 31, 2005. At such time, in accordance with the Basic Policy Regarding Profit Distribution on page 4, the Board of Directors plans to propose a dividend equivalent to at least 30% of net income, with a lower limit for the annual dividend set at 18 yen per share (consisting of an interim dividend of 9 yen per share and a term-end dividend of 9 yen per share). The Board of Directors will submit this proposal to the General Meeting of Shareholders.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

English Translation of “KESSAN TANSHIN” originally issued in Japanese language	7

2.	Cash Flows and Financial Ratios

Total cash and cash equivalents (cash) at the end of the interim period under review totaled 25,528 million yen, up 952 million yen from the end of the same period of the previous year.

(Net Cash Provided by Operating Activities)

Although inventories increased, interim net income amounted to 12,953 million yen (including a no cash gain on the transfer to the government of the substitutional portion of the employee’s pension fund formerly managed by the Company). As a result of these and other factors, cash flows from operating activities amounted to 9,090 million yen, representing a decline of 2,606 million yen from the same period of the previous year.

(Net Cash Used in Investing Activities)

Net cash used in investing activities amounted to 6,437 million yen, up 1,443 million yen from the level of the same period of the previous year. This reflected mainly investment in property, plant and equipment, principally metal molds to be used for new products.

(Net Cash Used in Financing Activities)

Net cash used in financing activities declined 2,727 million yen from the same period of the previous fiscal year, to 2,211 million yen, reflecting the payment of cash dividends and other factors.

Financial Ratios

	As of (year ended) March 31,				As of September 30,
	2001	2002	2003	2004	2004
Equity ratio	65.5%	66.6%	65.5%	69.5%	72.5%
Equity ratio based on a current market price	40.1%	45.1%	43.5%	69.3%	76.7%
Debt redemption (years)	6.3	1.4	0.8	0.7	1.2
Interest coverage ratio (times)	4.3	20.8	40.4	47.8	30.1
Operating income to net sales ratio	4.5%	3.5%	7.1%	8.0%	20.0%

Definitions
  Equity ratio: shareholders’ equity/total assets
  Equity ratio based on a current market price: total current market value of outstanding shares/total assets
  Debt redemption: interest-bearing debt/net cash inflow from operating activities
  Interest coverage ratio: net cash inflow from operating activities/interest expense
Operating income to net sales ratio: operating income/net sales

Notes

1.	All figures are calculated based on a consolidated basis.

2.	The total current market value of outstanding shares is calculated by multiplying the closing market price at the period end by the number of outstanding shares (after deducting the number of treasury stock.)

3.	Interest-bearing debt includes all consolidated balance-sheet debt on which interest payments are made.

4.	The debt redemption period for the interim period is calculated based on an estimate of operating cash flows computed by multiplying operating cash flow for the interim period by two.

English Translation of “KESSAN TANSHIN” originally issued in Japanese language	8

CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of	As of September 30,	Increase
	March 31, 2004	2004	(Decrease)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	24,576	25,528	952
Time deposits	4,050	6,068	2,018
Marketable securities	63,990	66,271	2,281
Trade receivables- Notes	2,254	2,542	288
Accounts	34,787	35,943	1,156
Less- Allowance for doubtful receivables	(1,346)	(1,445)	(99)
Inventories	54,326	62,343	8,017
Deferred income taxes	3,691	3,492	(199)
Prepaid expenses and other current assets	8,117	7,010	(1,107)

Total current assets	194,445	207,752	13,307

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	18,326	18,458	132
Buildings and improvements	50,648	51,722	1,074
Machinery and equipment	73,000	73,973	973
Construction in progress	222	398	176

	142,196	144,551	2,355
Less- Accumulated depreciation	(89,231)	(91,338)	(2,107)

	52,965	53,213	248

INVESTMENTS AND OTHER ASSETS:
Investment securities	22,139	21,230	(909)
Deferred income taxes	880	455	(425)
Other assets	7,687	9,192	1,505

	30,706	30,877	171

	278,116	291,842	13,726

English Translation of “KESSAN TANSHIN” originally issued in Japanese language	9

CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of	As of
	March 31,	September 30,	Increase
	2004	2004	(Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	14,128	14,251	123
Trade notes and accounts payable	8,525	9,766	1,241
Accrued payroll	7,168	7,201	33
Accrued expenses and other	10,656	11,571	915
Income taxes payable	6,093	5,529	(564)
Deferred income taxes	53	237	184

Total current liabilities	46,623	48,555	1,932

LONG-TERM LIABILITIES:
Long-term indebtedness	7,364	7,222	(142)
Club members’ deposits	13,045	12,701	(344)
Accrued retirement and termination benefits	15,536	5,600	(9,936)
Deferred income taxes	235	3,880	3,645
Other liabilities	711	827	116

	36,891	30,230	(6,661)

MINORITY INTERESTS	1,254	1,336	82

SHAREHOLDERS’ EQUITY:
Common stock	23,803	23,803	—
Additional paid-in capital	45,421	45,423	2
Legal reserve and retained earnings	144,488	155,570	11,082
Accumulated other comprehensive loss	(17,048)	(9,692)	7,356
Treasury stock, at cost	(3,316)	(3,383)	(67)

	193,348	211,721	18,373

	278,116	291,842	13,726

Note: Accumulated other comprehensive loss as of March 31, 2004 and September 30, 2004 was as follows:

	Yen (millions)
	As of	As of
	March 31,	September 30,
	2004	2004
Foreign currency translation adjustments	(17,582)	(13,449)
Net unrealized holding gains on available-for-sale securities	6,592	5,391
Minimum pension liability adjustment	(6,058)	(1,634)

Total accumulated other comprehensive loss	(17,048)	(9,692)

English Translation of “KESSAN TANSHIN” originally issued in Japanese language	10

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Yen (millions)
	For the six		For the six				For the
	months ended		months ended				year ended
	September 30,		September 30,		Increase		March 31,
	2003		2004		(Decrease)		2004

	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
NET SALES	91,757	100.0	97,430	100.0	5,673	6.2	184,117	100.0
Cost of sales	56,301	61.4	56,375	57.9	74	0.1	110,332	59.9

GROSS PROFIT	35,456	38.6	41,055	42.1	5,599	15.8	73,795	40.1
Selling, general, administrative and other expenses	26,209	28.5	21,591	22.1	(4,618)	(17.6)	59,099	32.1

OPERATING INCOME	9,247	10.1	19,464	20.0	10,217	110.5	14,696	8.0

OTHER INCOME (EXPENSES):
Interest and dividend income	342	0.4	535	0.5	193	56.4	869	0.5
Interest expense	(315)	(0.4)	(293)	(0.3)	22	7.0	(605)	(0.3)
Exchange losses on foreign currency transactions, net	(5)	(0.0)	(81)	(0.1)	(76)	(1,520.0)	(202)	(0.1)
Realized gains on securities, net	335	0.4	223	0.2	(112)	(33.4)	555	0.3
Other, net	290	0.3	390	0.5	100	34.5	857	0.4

Total	647	0.7	774	0.8	127	19.6	1,474	0.8

INCOME BEFORE INCOME TAXES	9,894	10.8	20,238	20.8	10,344	104.5	16,170	8.8

PROVISION FOR INCOME TAXES:
Current	4,678	5.1	5,175	5.3	497	10.6	8,745	4.7
Deferred	235	0.3	2,110	2.2	1,875	797.9	(266)	(0.1)

Total	4,913	5.4	7,285	7.5	2,372	48.3	8,479	4.6

NET INCOME	4,981	5.4	12,953	13.3	7,972	160.0	7,691	4.2

English Translation of “KESSAN TANSHIN” originally issued in Japanese language	11

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Yen (millions)
	For the six months	For the six months
	ended September 30,	ended September 30,
	2003	2004
COMMON STOCK:
Beginning balance	23,803	23,803

Ending balance	23,803	23,803

ADDITIONAL PAID-IN CAPITAL:
Beginning balance	45,419	45,421
Gain on sales of treasury stock	1	2

Ending balance	45,420	45,423

LEGAL RESERVE AND RETAINED EARNINGS:
LEGAL RESERVE:
Beginning balance	143,421	144,488
Cash dividends	(1,314)	(1,871)
Retirement of treasury stock	(4,015)	—
Net income	4,981	12,953

Ending balance	137,405	149,901

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Beginning balance	(25,134)	(17,048)
Other comprehensive income for the period	1,243	7,356

Ending balance	(23,891)	(9,692)

TREASURY STOCK, at cost:
Beginning balance	(5,110)	(3,316)
Purchases	(2,179)	(70)
Retirements and sales	4,017	3

Ending balance	(3,272)	(3,383)

TOTAL SHAREHOLDERS’ EQUITY	185,134	211,721

DISCLOSURE OF COMPREHENSIVE INCOME:
Net income for the period	4,981	12,953
Other comprehensive income for the period, net of tax	1,243	7,356

Total comprehensive income for the period	6,224	20,309

English Translation of “KESSAN TANSHIN” originally issued in Japanese language	12

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Yen (millions)
	For the six months	For the six months
	ended September 30,	ended September 30,
	2003	2004

Net cash provided by operating activities	11,696	9,090
Net cash used in investing activities	(4,994)	(6,437)
Net cash used in financing activities	(4,938)	(2,211)
Effect of exchange rate changes on cash and cash equivalents	(638)	510

Net change in cash and cash equivalents	1,126	952
Cash and cash equivalents, beginning of period	20,370	24,576

Cash and cash equivalents, end of period	21,496	25,528

SIGNIFICANT ACCOUNTING POLICIES

1.	Scope of consolidation and equity method

Consolidated subsidiaries: 42 consolidated subsidiaries

Major subsidiaries are as follows:

Makita U.S.A Inc., Makita Werkzeug GmbH (Germany), Makita (U.K.) Ltd., Makita (China) Co., Ltd.,

Makita (Australia) Pty. Ltd., etc.

2.	Consolidated Accounting Policies (Summary)

Consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

(1)	Marketable and Investment Securities

The Company conforms with SFAS No.115 “Accounting for Certain Investments in Debt and Equity Securities”.

(2)	Inventories

Inventories are stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.

(3)	Property, Plant and Equipment and Depreciation

Depreciation of property, plant and equipment is computed by using the declining-balance method over the estimated useful lives.

(4)	Income Taxes

Provision is made currently for income taxes applicable to all items of revenue and expense included in the consolidated financial statements regardless of when such items are taxable or deductible. The Company conforms with SFAS No.109, “Accounting for Income Taxes”.

(5)	Pension Plans

The Company conforms with SFAS No.87, “Employer’s Accounting for Pensions”, in accounting for retirement and termination benefit plans.

(6)	Earnings Per Share

The Company conforms with SFAS No.128, “Earnings per Share”. SFAS No.128 requires dual presentation of basic and diluted net income per share.

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(7)	Impairment of Long-Lived Assets

The Company conforms with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, effective April 1, 2002.

(8)	Derivative Financial Instruments

The Company conforms with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, and amendment of SFAS No. 133” and No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”.

(9)	Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(10)	Revenue Recognition

The Company and its consolidated subsidiaries recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss has passed to the customers, the sales price is fixed or determinable and collectibility is reasonably assured, which occurs when products are shipped to customers. When repairs are made and charged to customers, revenue from this source is recognized when the repairs have been completed and the item is shipped to the customer. In addition, the Company deducts sales incentives from revenues, such as co-op advertisement and slotting fees where the Company is not receiving an identifiable benefit, volume based rebates and cash discounts. Such deductions from revenues are estimated and recorded at the time the revenues are recognized, based on past experience and the content of contracts with customers.

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OPERATING SEGMENT INFORMATION

Six months ended September 30, 2003

	Yen (millions)
							Corporate
		North					and elimi-	Consoli-
	Japan	America	Europe	Asia	Other	Total	nations	dated

Sales:
(1) External customers	23,705	22,162	32,327	3,588	9,975	91,757	—	91,757
(2) Intersegment	18,947	1,816	2,357	10,242	41	33,403	(33,403)	—

Total	42,652	23,978	34,684	13,830	10,016	125,160	(33,403)	91,757

Operating expenses	39,867	24,022	31,260	12,374	9,390	116,913	(34,403)	82,510
Operating income	2,785	(44)	3,424	1,456	626	8,247	1,000	9,247

Six months ended September 30, 2004

	Yen (millions)
							Corporate
		North					and elimi-	Consoli-
	Japan	America	Europe	Asia	Other	Total	nations	dated

Sales:
(1) External customers	25,836	19,778	36,652	3,795	11,369	97,430	—	97,430
(2) Intersegment	23,432	1,956	2,992	16,945	103	45,428	45,428	—

Total	49,268	21,734	39,644	20,740	11,472	142,858	(45,428)	97,430

Operating expenses	37,900	20,784	34,887	18,276	10,574	122,421	(44,455)	77,966
Operating income	11,368	950	4,757	2,464	898	20,437	(973)	19,464

Year ended March 31, 2004

	Yen (millions)
							Corporate
		North					and elimi-	Consoli-
	Japan	America	Europe	Asia	Other	Total	nations	dated

Sales:
(1) External customers	48,413	41,699	67,110	6,612	20,283	184,117	—	184,117
(2) Intersegment	40,633	3,978	4,726	22,364	123	71,824	(71,824)	—

Total	89,046	45,677	71,836	28,976	20,406	255,941	(71,824)	184,117

Operating expenses	87,594	44,958	64,358	26,048	19,061	242,019	(72,598)	169,421
Operating income	1,452	719	7,478	2,928	1,345	13,922	774	14,696

Note: Segment information is determined by the location of the Company and its relevant subsidiaries.

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MARKETABLE SECURITIES AND INVESTMENT SECURITIES

1. Available-for-sale securities
As of September 30, 2004

	Yen (millions)
	Cost	Gross unrealized holding		Fair value	Carrying Amount
		Gains	Losses

Marketable securities:
Equity securities	1,502	1,139	—	2,641	2,641
Debt securities	4,497	89	4	4,582	4,582
Funds in trusts and investments in trusts	45,161	942	12	46,091	46,091

	51,160	2,170	16	53,314	53,314

Investment securities:
Equity securities	8,439	7,499	20	15,918	15,918
Debt securities	2,955	70	—	3,025	3,025
Investments in trusts	995	89	—	1,084	1,084

	12,389	7,658	20	20,027	20,027

As of March 31, 2004

	Yen (millions)
	Cost	Gross unrealized holding		Fair value	Carrying Amount
		Gains	Losses

Marketable securities:
Equity securities	1,494	1,412	—	2,906	2,906
Debt securities	5,477	83	32	5,528	5,528
Funds in trusts and investments in trusts	41,141	1,093	6	42,228	42,228

	48,112	2,588	38	50,662	50,662

Investment securities:
Equity securities	8,521	9,137	8	17,650	17,650
Debt securities	2,954	75	—	3,029	3,029
Investments in trusts	1,012	47	—	1,059	1,059

	12,487	9,259	8	21,738	21,738

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2. Held-to-maturity securities
As of September 30, 2004

	Yen (millions)
	Cost	Gross unrealized holding		Fair value	Carrying Amount
		Gains	Losses

Marketable securities:
Debt securities	12,957	3	—	12,960	12,957

Investment securities:
Debt securities	1,203	2	1	1,204	1,203

As of March 31, 2004

	Yen (millions)
	Cost	Gross unrealized holding		Fair value	Carrying Amount
		Gains	Losses

Marketable securities:
Debt securities	13,328	7	—	13,335	13,328

Investment securities:
Debt securities	401	—	2	399	401

DERIVATIVES TRANSACTIONS

Figures for derivatives transactions are omitted because Makita discloses financial information under electronic declaration process in accordance with Article 27-30-6 of the Securities and Exchange Law in Japan.

ESTIMATED RETIREMENT AND TERMINATION ALLOWANCES

The Company and certain of its consolidated subsidiaries have various contributory and noncontributory employees’ benefit plans covering substantially all of the employees. The Company provides retirement and termination allowances based on projections of the values of employee benefit payment liabilities and annuity fund assets at the end of the year. The domestic plan represents substantially the entire pension obligation as of September 30, 2004. The discount rate and expected long-term rate of return on plan assets assumed to determine the pension obligation for the Company relevant to the domestic plan were 2.0% and 2.0% for the half year ended September 30, 2003, 2.0% and 2.0% for the year ended March 31, 2004 and 2.0 % and 2.0 % for the half year ended September 30, 2004, respectively.

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NET SALES BY PRODUCT CATEGORIES

	Yen (millions)
	For the six		For the six		For the
	months ended		months ended		year ended
	September 30,		September 30,		March 31,
	2003		2004		2004

	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Finished goods	76,569	83.4%	81,982	84.1%	153,887	83.6%
Parts, repairs and accessories	15,188	16.6%	15,448	15.9%	30,230	16.4%

Total net sales	91,757	100.0%	97,430	100.0%	184,117	100.0%

OVERSEAS SALES BY PRODUCT CATEGORIES

	Yen (millions)
	For the six		For the six		For the
	months ended		months ended		year ended
	September 30,		September 30,		March 31,
	2003		2004		2004

	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Finished goods	61,773	85.2%	67,358	85.9%	123,778	85.4%
Parts, repairs and accessories	10,740	14.8%	11,044	14.1%	21,197	14.6%

Total overseas sales	72,513	100.0%	78,402	100.0%	144,975	100.0%

English Translation of “KESSAN TANSHIN” originally issued in Japanese language	18

EARNINGS PER SHARE

	Yen
	As of	As of	As of
	September 30,	September 30,	March 31,
	2003	2004	2004

Shareholders’ equity per share	1,286.27	1,471.81	1,343.69

	Yen
	For the six months	For the six months	For the year
	ended September 30,	ended September 30,	ended March 31,
	2003	2004	2004

Net income per share:
Basic	34.25	90.03	53.16
Diluted	33.32	86.97	51.92

A reconciliation of the numerators and denominators of the basic and diluted net income per share computations is as follows:

	Yen (million)
	For the six months	For the six months	For the year
	ended September 30,	ended September 30,	ended March 31,
	2003	2004	2004

Net income available to common shareholders	4,981	12,953	7,691
Effect of dilutive securities:
1.5% unsecured convertible bonds, due 2005	57	60	119

Diluted net income	5,038	13,013	7,810

	Shares

Weighted average common shares outstanding	145,451,532	143,874,488	144,682,696
Dilutive effect of:
1.5% unsecured convertible bonds, due 2005	5,749,811	5,749,811	5,749,811

Diluted common shares outstanding	151,201,343	149,624,299	150,432,507

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SUPPORT DOCUMENTATION (CONSOLIDATION)

1. Consolidated results and forecast

	Yen (millions)
	For the six months ended			For the six months ended			For the six months ended
	September 30, 2002			September 30, 2003			September 30, 2004
	(Results)			(Results)			(Results)
	(Amount)		(%)	(Amount)		(%)	(Amount)		(%)
Net sales	87,648		7.2	91,757		4.7	97,430		6.2
Domestic	19,265		(4.2)	19,244		(0.1)	19,028		(1.1)
Overseas	68,383		10.9	72,513		6.0	78,402		8.1
Operating income	6,269		63.9	9,247		47.5	19,464		110.5
Income before income taxes	4,423		108.3	9,894		123.7	20,238		104.5
Net income	3,137		764.2	4,981		58.8	12,953		160.0
EPS (Yen)		20.96		34.25				90.03
Cash dividend per share (Yen)		9.00		9.00				11.00
Dividend payout ratio (%)		42.9			26.3			12.2
Employees		8,242			8,471			8,598

	Yen (millions)
	For the year ended			For the year ending
	March 31, 2004			March 31, 2005
	(Results)			(Forecast)
	(Amount)	(%)		(Amount)	(%)
Net sales	184,117		4.8	191,000		3.7
Domestic	39,142		0.9	38,800		(0.9)
Overseas	144,975		6.0	152,200		5.0
Operating income	14,696		17.9	29,200		98.7
Income before income taxes	16,170		74.0	29,500		82.4
Net income	7,691		14.4	18,600		141.8
EPS (Yen)		53.16			129.30
Cash dividend per share (Yen)		22.00			—
Dividend payout ratio (%)		41.4			—
Employees		8,433			—

Note:	The table above shows the change in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income against the corresponding period of the previous year.

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2. Consolidated net sales by geographic area

	Yen (millions)
	For the six months ended		For the six months ended		For the six months ended
	September 30, 2002		September 30, 2003		September 30, 2004
	(Results)		(Results)		(Results)
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Japan	19,265	(4.2)	19,244	(0.1)	19,028	(1.1)
North America	24,185	(1.9)	22,085	(8.7)	19,697	(10.8)
Europe	26,876	17.7	32,085	19.4	36,415	13.5
Asia	7,181	27.1	7,314	1.9	9,320	27.4
Other regions	10,141	18.8	11,029	8.8	12,970	17.6
Total	87,648	7.2	91,757	4.7	97,430	6.2

Note:	The table above sets forth Makita’s consolidated net sales by geographic area based on customers location for the periods presented.

3. Exchange rates

	Yen
	For the six months ended	For the six months ended	For the six months ended
	September 30, 2002	September 30, 2003	September 30, 2004
	(Results)	(Results)	(Results)
Yen/U.S. Dollar	123.07	118.07	109.80
Yen/Euro	116.92	133.51	133.28

	Yen
	For the six months ending	For the year ending
	March 31, 2005	March 31, 2005
	(Forecast)	(Forecast)
Yen/U.S. Dollar	105	107
Yen/Euro	130	131

4. Sales growth in local currency basis (major countries)

For the six
months ended
September 30, 2004
(Results)
U.S.A.	(4.6%)
Germany	7.7%
U.K.	10.3%
France	17.6%
China	1.0%
Australia	(0.3%)

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5. Production ratio (unit basis)

	For the six months	For the six months	For the six months
	ended September 30,	ended September 30,	ended September 30,
	2002	2003	2004
	(Results)	(Results)	(Results)
Domestic	37.9%	34.7%	31.6%
Overseas	62.1%	65.3%	68.4%

6. Consolidated capital expenditures, depreciation and amortization, and R&D cost

	Yen (millions)
	For the six months	For the six months	For the six months
	ended September 30,	ended September 30,	ended September 30,	For the year ending
	2002	2003	2004	March 31, 2005
	(Results)	(Results)	(Results)	(Forecast)
Capital expenditures	3,021	2,270	2,071	5,000
Depreciation and amortization	4,319	4,330	2,664	5,500
R&D cost	1,910	1,954	2,048	4,200

7. Consolidated cash flow

	Yen (millions)
	For the six months	For the six months	For the six months
	ended September 30,	ended September 30,	ended September 30,
	2002	2003	2004
	(Results)	(Results)	(Results)
Net cash provided by operating activities	13,206	11,696	9,090
Net cash used in investing activities	(2,931)	(4,994)	(6,437)
Net cash used in financing activities	(6,778)	(4,938)	(2,211)

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